QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

Andrew Corporation
Ratio of Earnings to Fixed Charges and Preferred Stock
(In thousands, except per share amounts)

	As of or For the Six Months Ended March 31,		As of or For the Year Ended September 30,
	2003	2002	2002	2001	2000	1999	1998
Income from Continuing Operations
Before Income Taxes	$7,094	$33,330	$13,070	$101,392	$129,139	$52,134	$161,449
Minority Interest (Income) Expense	—	(316)	(316)	(2,422)	1,981	(88)	(313)
Loss from Equity Investments	—	—	134	618	3,626	1,374	775
Fixed Charges	4,024	4,401	8,824	11,158	12,267	8,861	8,984

Adjusted Earnings	11,118	37,415	21,712	110,746	147,013	62,281	170,895
Fixed Charges
Interest Expense	1,966	2,659	5,079	7,413	8,862	5,329	6,060
Rent Expense(1)	2,058	1,742	3,745	3,745	3,405	3,532	2,924
Preferred Stock Dividend	—	—	—	—	—	—	—

Fixed Charges	$4,024	$4,401	$8,824	$11,158	$12,267	$8,861	$8,984
Ratio of Earnings to Fixed Charges and Preferred Stock	2.8	8.5	2.5	9.9	12.0	7.0	19.0

(1)
Rent included in this computation consists of one-third of rental expense which Andrew believes to be a conservative estimate of the interest component of rent expense.

QuickLinks

Ratio of Earnings to Fixed Charges and Preferred Stock